Verdi Erel Ergün

I love innovation

Miami, Florida, United States

Contact

www.linkedin.com/in/verdiergun (LinkedIn)
www.verdiergun.com (Personal)
www.punch.cool (Company)

Top Skills

Ruby on Rails

Ruby

JavaScript

Languages

Spanish (Elementary)

English (Native or Bilingual)

Turkish (Limited Working)

Publications

MongoDB

Memory Management in Low Power Embedded Systems

How to define your JS functions descriptively

How to get started with Amazon EC2

REST API Design Antipatterns

Experience

Punch Group

Founder, CEO

April 2015 - Present (11 years 5 months)

Naples, Florida, United States

Punch is an AI research lab, we publish original research and conduct research on behalf of our clients. https://www.punch.cool

Skipify

Chief Technology Officer

October 2018 - January 2020 (1 year 4 months)

San Francisco Bay Area

Skipify enables 1-click checkout across the Web

Google

Applications engineer

April 2014 - April 2015 (1 year 1 month)

Mountain View, California

Worked on Google's network infrastructure from a software perspective

Instore

Founder (Acquired)

February 2009 - April 2014 (5 years 3 months)

Instore is a cloud-based point of sale solution that has been acquired by Slice Technologies, Inc.

Education

University of Michigan

Honors · (2001 - 2006)